Via Edgar

December 11, 2015

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Curtiss-Wright Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 19, 2015
And Documents Incorporated by Reference
Response Dated November 6, 2015
File No. 1-134

Dear Mr. O’Brien:

Set forth below is the response of Curtiss-Wright Corporation (the “Company,” “we,” “us” or “our”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 23, 2015 (the “November Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014, filed February 19, 2015 (the “Form 10-K”). The November Letter resulted from the Company’s November 6, 2015 response to a comment letter received from the Staff dated October 23, 2015.

For ease of response, we have repeated the Staff’s comments in bold text preceding each response.
Form 10-K for the period ended December 31, 2014
Results of Operations, page 24
4 Results by Business Segment, page 27

1.
We note your response to our comment number 1 from our letter dated October 23, 2015. It is not apparent from your response how you determined that the various factors disclosed throughout your MD&A are not considered material and therefore should not be quantified. For example, in your analysis for the Commercial/Industrial segment, acquisitions only contributed $63 million of the $124 million year over year increase in revenues. The remaining difference of $61 million appears to be attributed to the increase in production rates on the Boeing 787 program and increased demand in surface technologies; however those factors are not quantified. Furthermore, because operating income is impacted by both revenues and cost of sales, a separate discussion and quantification of the material components of cost of sales results is appropriate in order for an investor to fully understand all material items impacting your results. As an example, for the period ended December 31, 2014, sales in your Defense segment decreased by 4% while operating margin decreased by 12%; however there does not appear to be a robust analysis of the reasons behind this decline in gross margin with a similar lack of quantification for the factors that are discussed. As such, your narrative should quantify and include a discussion of all material factors impacting your operating results, including the significant components of your cost of sales with an analysis of the changes and discussion of expected trends and known effects on future operations where appropriate. Please refer to Item 303(a) (3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response
We acknowledge the Staff’s comment. Curtiss-Wright has grown through over 50 acquisitions, with an overall strategy to become a diversified provider of highly engineered products specific to customer requirements. Historically, the impact of acquisitions has been the significant driver of changes in our key metrics. In future filings, beginning with our 2015 Form 10-K, we will further quantify material drivers of changes in revenue and cost of sales, if not quantified elsewhere, in our management’s discussion and analysis and include a discussion of expected trends where appropriate. Below are revised example disclosures, with added text underlined, from our 2014 Form 10-K for the Commercial/Industrial and Defense segments as referenced in the Staff’s letter:

Commercial/Industrial
Sales increased $124 million, or 13%, to $1,075 million, as compared to the prior year period, primarily due to the incremental impact of acquisitions and increased demand in the commercial markets. Acquisitions contributed $63 million of incremental sales, primarily due to our Arens acquisition, which contributed $43 million of incremental sales in the general industrial market. The increase in organic sales of $61 million is primarily due to the following: (i) increases of $14 million due to the ramp up in production rates on the Boeing 787 program, $12 million due to increased demand for our surface technology services and $4 million due to increased demand for our sensors and controls products in the commercial aerospace market and (ii) increases of $7 million and $6 million, respectively, due to higher sales of severe-service and butter-fly valve products to the oil and gas market.

Defense
Operating income decreased $14 million, or 12%, to $102 million, compared with the same period in 2013, while operating margin decreased 130 basis points to 13.9%. Our Parvus acquisition contributed $3 million of incremental operating income.

The decrease in operating income is primarily due to higher costs of sales on the AP1000 China program of $12 million primarily related to design modification and testing costs. Additionally, lower levels of production on the AP1000 Domestic program contributed approximately $11 million to the decrease in operating income. This was partially offset by increased operating income of $3 million, due to higher embedded computing product sales, our cost containment efforts in our defense businesses of $3 million and the $3 million incremental impact of our Parvus acquisition.

Note 18 - Segment Information, page 79

1.
We note your response to our comment number 3 from our letter dated October 23, 2015, that you believe your segments include groupings of similar products sold to the same or similar end markets and that your reportable segments provide the relevant revenue information required under ASC 280-10-50-40. Given that you were previously organized under the three reportable segments of Surface Technologies, Controls and Flow Control based on the products you offer, it is not apparent how you considered the similarities and differences between the end products that are now presented by end market in your evaluation of the information that is required under ASC 280-10-50-40. For example, surface technologies and controls, which were previously their own reportable segments are both now included in your Commercial/Industrial segment; yet it is not apparent how you concluded that surface technologies including shot peening and laser peening products, which impact the durability and provide enhancements to metal surfaces, are “similar” enough to your controls offering which includes electronic throttle control devices, transmission shifters and other control components. We further note that in your exhibits to your Form 8-K disclosures for your results of operations for the periods ended June 30, 2015 and September 30, 2015, you provide a disaggregated revenue outlook by end market including an outlook for valves, vehicles, surface technologies and sensors and controls within your Commercial/Industrial reportable segment. As such, it appears such revenue information is available and is useful to investors. Therefore, please expand on your response to tell us the analysis that was done to conclude that each group of products by end markets is similar enough to one another notwithstanding your realignment and why additional revenue information by disaggregated product offering is not required.

Response
We acknowledge the Staff’s comments. We agree that sales by product information is useful to investors. In future filings, beginning with the 2015 Form 10-K, we will include a sales by product table. Example disclosure is below:

Net sales by product line:

	2014	2013	2012
Flow Control	$959,907	$940,910	$852,261
Motion Control	953,667	873,519	701,372
Surface Technologies	329,552	303,652	269,674
Net sales	$2,243,126	$2,118,081	$1,823,307

The Flow Control products include valves, pumps, motors, generators, and instrumentation that manage the flow of liquids and gases, generate power and monitor or provide critical functions. Motion Controls products include mechanical systems, drive systems, and mission-critical embedded computing products and sensors. Surface Technologies services includes metallurgical services, principally shot peening, laser peening, coatings, and analytical services that enhance the performance and durability, extend the life and prevent premature fatigue and failure on customer-supplied metal components.

***

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of the items addressed in this letter, please contact me at (704)-869-4651, or in my absence, K. Christopher Farkas at (973) 541-3723.

Very truly yours,

/s/ Glenn E. Tynan
Glenn E. Tynan, VP Finance and
Chief Financial Officer